Item 77.h Change in Control of Registrant


Ceasing control of Credit Suisse Japan Equity Class A

As of October 31, 2006, Merrill Lynch Pierce Fenner & Smith Inc. ("Shareholder") owned 88,677.670 shares of the Fund, which represented 58.35% of the Fund. As of April 30, 2007, Shareholder owned 14,141.853 shares of the Fund, which represents 17.13% of the Fund. Accordingly, Shareholder may be presumed to have ceased to be a controlling person of the Fund.

Obtaining Control of Credit Suisse Japan Equity Class A

As of October 31, 2006, NFS LLC FEBO Windmill Partners LP ("Shareholder") owned less than 25% of the Fund. As of April 30, 2007, Shareholder owned 29,913.652 shares of the Fund, which represents 36.42% of the outstanding shares of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.